

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2018

Angelos M. Stergiou
President and Chief Executive Officer
SELLAS Life Sciences Group, Inc.
315 Madison Avenue, 4th Floor
New York, NY 10017

Re: SELLAS Life Sciences Group, Inc.
Registration Statement on Form S-1
Filed May 23, 2018
File No. 333-225140

Dear Dr. Stergiou:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Marianne C. Sarrazin, Esq. - Cooley LLP